SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

Woori Bank

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

51, Sogong-ro,

Jung-gu, Seoul, 04632 Korea

Tel.822-2125-2085

December 09, 2016

To Shareholders:

Convocation Notice of the Extraordinary General Meeting of Shareholders

Notice is hereby given that an Extraordinary General Meeting of Shareholders of Woori Bank

(the “Company”) will be held as described hereunder and your attendance is cordially requested.

Very truly yours, Kwang-Goo Lee President and CEO Woori Bank 51, Sogong-ro, Jung-gu, Seoul 04632, Korea

Description

1. Date and Time	December 30, 2016 10 A.M., (local time)

2. Venue	5th floor / Conference Room, Woori Bank, 51, Sogong-ro, Jung-gu, Seoul, Korea

3. Agenda

1.      Amendments to the Articles of Incorporation.

2.      Appointment of directors (4 directors)

    2-1    Candidate for outside director : Sung-Tae Ro

    2-2    Candidate for outside director : Sang-Yong Park

    2-3    Candidate for outside director : Zhiping Tian

    2-4    Candidate for outside director : Dong-Woo Chang

3.      Appointment of “outside director who will serve as Audit Committee Member”

        - Candidate for “outside director who will serve as Audit Committee Member”

            : Sang-Hoon Shin

*  The appointment of the outside director under agenda 3 is separately conducted pursuant to Article 19-5 of the Act on Corporate Governance of Financial Companies

4.      Appointment of Audit Committee Member who is an outside director

        - Candidate for member of the Audit Committee who is an outside director

            : Dong-Woo Chang

Agenda Details

1.	Amendments to the Articles of Incorporation (the “AOI”)

Please refer to Appendix A.

2.	Appointment of Outside Directors

Name (Date of Birth)	Experience	Nominated by	Relationship with the Largest Shareholder	Transactions with Company within the Past Three Years	Term
Sung-Tae Ro (Sep. 3, 1946)	- President, Korea Economic Research Institute - President, Hanwha Life Economic Research Institute	Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2018

Sang-Yong Park (Feb. 21, 1951)	- Chairman, Public Fund Oversight Committee - Current) Honorary Professor, School of Business, Yonsei University	Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2018

Zhiping Tian (Feb. 22, 1966)

- Director-General Manager, Industrial and Commercial

Bank of China (“ICBC”) Middle East Limited /

ICBC London Limited

- Vice President, ICBC, Branch of Sichuan Province

- Current) Vice General Manager, China Fellow

Partners Limited

		Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2018

Dong-Woo Chang (Jan. 21, 1967)	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.	Committee for Recommending Outside Director Candidates	None	None	Until Dec. 30, 2018

3.	Appointment of Outside Director who will serve as Audit Committee Member

Name (Date of Birth)	Experience	Nominated by	Relationship with the Largest Shareholder	Transactions with Company within the Past Three Years	Term
Sang-Hoon Shin (July 1, 1948)	- President & CEO, Shinhan Financial Group - Visiting Professor, School of Business, Sungkyunkwan University	Committee for Recommending Outside Director Candidates & Committee for Recommending Audit Committee Member Candidates	None	None	Until Dec. 30, 2018

4.	Appointment of Audit Committee Member who serve as outside director

Name (Date of Birth)	Experience	Nominated by	Relationship with the Largest Shareholder	Transactions with Company within the Past Three Years	Term
Dong-Woo Chang (Jan. 21, 1967)	- Representative Partner, IMM Investment Management - Current) CEO, IMM Investment Corp.	Committee for Recommending Audit Committee Member Candidates	None	None	Until Dec. 30, 2018

Appendix A. Amendments to the Articles of Incorporation (the “AOI”)

Chapter	Article	Current Provisions	Proposed Amendment	Reason for Amendment
V	29(1)	(1) The term of office for a Director shall be not more than three years as determined by a General Meeting of Shareholders and he or she may be reappointed; provided, however, that an outside Director shall have the term of office up to two years, with the right to be reappointed for a subsequent one year period, but shall not serve as Director for longer than five consecutive years (including the case where he or she is reappointed within two years).	(1) The term of office of a Director shall be not more than three years as determined by a General Meeting of Shareholders, and a Director so appointed may be reappointed; provided, however, that the term of office of an outside Director shall be within three years, with the right to be reappointed for subsequent one-year periods, for up to a total of six years.	In pursuit of privatization and reflection of Article 6 of the Act on Corporate Governance of Financial Companies (the “Governance Structure Act”)
	30	(1) Matters regarding the recommendation of candidates for standing Directors shall be determined by the Board of Directors.	(Deleted)	To integrate the existing committees into a single committee for the recommendation of executives and directors and to reflect Article 17 of the Governance Structure Act

(2) Candidates for outside Directors shall be recommended by the Outside Director Candidate Recommendation Committee. In such case, a resolution of the Outside Director Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the outside Directors in office.

(1) Candidates for the President and CEO of the Bank, outside Directors and Audit Committee members shall be recommended by the Officer Candidate Recommendation Committee. In such case, a resolution of the Officer Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the members of such Committee in office.

(3) Candidates for Audit Committee members shall be recommended by the Audit Committee Member Candidate Recommendation Committee consisting of all of the outside Directors. Such resolution of the Audit Committee Member Candidate Recommendation Committee shall be adopted by the affirmative vote of 2/3 or more of the outside Directors in office.

(2) Matters regarding the recommendation of candidates for standing Directors other than those covered by Paragraph (1) above shall be determined by the Board of Directors.
	31(1)	(1) A standing Director shall have considerable insight from practical experience in finance-related areas; provided that any of the following persons cannot be a standing Director:	(1) A standing Director shall have considerable insight from practical experience in finance-related areas; provided that any of the following persons cannot be a standing Director:	The relevant provisions have been repealed under the Banking Act and the Enforcement Decree of the same Act
		1. A person who is disqualified to be an officer as set forth in the Banking Act, the Act on the Governance Structure of Financial Companies and other relevant laws;	1. A person who is disqualified to be an officer as set forth in the Act on Corporate Governance of Financial Companies and other relevant laws;
		2. ~ 5. (Intentionally omitted)	2. ~ 5. (Same as current provisions)

Chapter	Article	Current Provisions	Proposed Amendment	Reason for Amendment

	31(3)	(3) No person who falls under any of the following subparagraphs shall be an outside Director of the Bank, and he/she shall be removed from office when falling under any of such cases:	(3) No person who falls under any of the following subparagraphs shall be an outside Director of the Bank, and any outside Director shall be removed from office when falling under any of such cases:

1. A person who falls under any of the subparagraphs of Article 5(1) of the Act on the Governance Structure of Financial Companies or any of the subparagraphs of Article 13(4) of the Enforcement Decree of the Banking Act;

1. A person who falls under any of the subparagraphs of Article 5(1) of the Act on Corporate Governance of Financial Companies;
		2. ~ 4. (Intentionally omitted)	2. ~ 4. (Same as current provisions)
39(1)

(1) The Bank shall have an Audit Committee within the Board of Directors and shall have the following committees within the Board of Directors:

1. Board of Directors Management Committee;

2. Risk Management Committee;

3. Compensation Committee;

4. Officer Candidate Recommendation Committee;

5. Outside Director Candidate Recommendation Committee;

6. Audit Committee Member Candidate Recommendation Committee; and

7. Other special committees as determined by the Board of Directors.

(1) The Bank shall have an Audit Committee within the Board of Directors as well as the following committees:

1. Board of Directors Management Committee;

2. Risk Management Committee;

3. Compensation Committee;

4. Officer Candidate Recommendation Committee;

5. Other special committees as determined by the Board of Directors.

To integrate the existing committees into a single committee for the recommendation of executives and directors and to reflect Article 17 of the Governance Structure Act
39(4)

(4) The Officer Candidate Recommendation Committee, the Outside Director Candidate Recommendation Committee and the Audit Committee Member Candidate Recommendation Committee shall perform such roles of the Officer Candidate Recommendation Committee as set forth in the Act on the Governance Structure of Financial Companies and shall be deemed as such committee under the same Act.

(Deleted)

Chapter	Article	Current Provisions	Proposed Amendment	Reason for Amendment
VI	42(5)	(5) The members of the Audit Committee shall be elected by a resolution of the General Meeting of Shareholders. In electing Audit Committee members who are outside Directors, any shareholder who holds voting shares more than three-one hundredths of the total voting shares of the Bank may not exercise his/her voting rights with respect to such excess shares. In electing Audit Committee members who are not outside Directors, for purposes of the above calculation of the number of held shares, the shares held by the largest shareholder who is to exercise voting rights and his/her specially related persons, the shares held by a person on account of such largest shareholder and his/her specially related persons, and the shares of which voting rights have been delegated to such largest shareholder or his/her specially related persons shall be deemed to be shares held by such largest shareholder.	(5) The members of the Audit Committee shall be appointed by a resolution of the General Meeting of Shareholders; provided that any shareholder who holds voting shares more than three-one hundredths of the total issued voting shares of the Bank may not exercise the voting rights with respect to such excess shares. For purposes of the calculation of the number of held shares above, the shares held by the largest shareholder who is to exercise voting rights and his/her specially related persons, the shares held by a person on account of such largest shareholder and his/her specially related persons, and the shares of which voting rights have been delegated to such largest shareholder or his/her specially related persons shall be deemed to be shares held by such largest shareholder.	To reflect Article 19 of the Governance Structure Act
		(Newly inserted)	(6) At least one outside Director who will serve as an Audit Committee member shall be appointed separately from the other directors.
VI	42-2(1)

(1) The Audit Committee member shall be a person who has satisfied any of the following qualifications, and one of the Audit Committee members shall be an accounting or financial expert as set forth in the Banking Act, the Act on the Governance Structure of Financial Companies and other relevant laws:

			(1) One or more members of the Audit Committee shall be an accounting or financial expert as set forth in the Act on the Governance Structure of Financial Companies and other relevant laws.	To reflect Article 16 of the Governance Structure Act
		1. A lawyer, certified public accountant, certified appraiser or other person with the specialty license, who has served for five years or longer in the relevant industry;	1. A certified public accountant who has relevant work experience of five years or more

Chapter	Article	Current Provisions	Proposed Amendment	Reason for Amendment
2. A person with a master’s degree or a higher degree in the social studies area, who has served for five years or longer in a school, research center or other academic circle;

2. A person with a master’s degree or a higher degree in finance or accounting, who has work experience of five years or more as a researcher or assistant professor or higher-ranking position in a finance or accounting-related area at a research institution or a university after obtaining the relevant degree

		3. A person who has served for 10 years or longer at a finance-related institution and who is acknowledged to have expertise in accounting, internal control, audit, IT, etc.;	(Deleted)

4. A person who has served as an executive officer for five years or longer, or as an executive officer or an employee for 10 years or longer, at a listed company, and who is acknowledge to have expertise and practical knowledge in economics, business administration, law, accounting and others; and

3. A person who has work experience as an executive officer for five years or more or an executive officer and/or employee for 10 years or more in a position in a finance or accounting-related area at a listed company

(Newly inserted)

4. A person who has work experience of five years or more in a position in a finance or accounting-related area or the supervision of the foregoing at a state, local municipality, public institution pursuant to the Act on the Management of Public Institutions, the Financial Supervisory Services pursuant to the Act on the Establishment, Etc. of Financial Services Commission, the Korea Exchange pursuant to the Financial Investment Services and Capital Market Act or institution related to financial investment business pursuant to Article 9(17) of the Financial Investment Services and Capital Market Act (excluding, however, any organization related to financial investment under subparagraph 8 of the same Paragraph)

Chapter	Article	Current Provisions	Proposed Amendment	Reason for Amendment
		(Newly inserted)	5. A person who has work experience of five years or more in a position in a finance or accounting-related area at an institution subject to inspection pursuant to Article 38 of the Act on the Establishment, Etc. of Financial Services Commission (including any foreign financial institution corresponding thereto)
		5. Any other person who is acknowledged to have the qualifications equivalent to any of the foregoing by an Ordinary General Meeting of Shareholders or the Board of Directors.	(Deleted)

	Addenda		Addenda <19: December 30, 2016>	-
		(Newly inserted)	Article 1 (Effective Date) These Articles of Incorporation shall become effective as of December 30, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Bank
(Registrant)

Date: December 12, 2016	By: /s/ Kwang-Seok Kwon
(Signature)

Name: Kwang-Seok Kwon
Title: Managing Director